EXHIBIT 99.1

SKF's acquisition of Vogel finalised

SKF's acquisition of Willy Vogel AG - one of the world leaders in the field of lubrication systems - is now finalised. Vogel has annual sales of approximately SEK 1 000 million and 940 employees. SKF will, through this acquisition, become a world-leading supplier of lubrication systems. Seller is the private equity firm HANNOVER Finanz Group, that since 1988 has been the owner of Willy Vogel AG. SKF pays SEK 650 million and takes over net debts to an amount of approximately SEK 60 millions. Vogel will be reported as part of SKF as from the third quarter this year.

Vogel's special position in the lubrication systems market with strong engineering capabilities and a high knowledge in customizing lubrication systems is an excellent complement to SKF that already provides the market with special greases, lubricators and lubrication analysis services.

Through this acquisition the SKF Group has established a new engineering platform, lubrication systems, to be added to bearings, seals, linear motion products/mechatronics and reliability systems.

- Now we have the engineering platforms on which to deliver solutions to our customers and build our growth and development, says Tom Johnstone, President and CEO of SKF.

Lubrication systems will be part of the Group's Industrial Division as a separate business unit.

Goteborg July 8, 2004

Aktiebolaget SKF (publ.)

For further information, please contact: PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541, e-mail: Lars.G.Malmer@skf.com IR: Marita Bjork, SKF Investor Relations, tel. +46 (0)31 3371994, e-mail: Marita.Bjork@skf.com

Aktiebolaget SKF, SE-415 50 Goteborg, Sweden, tel. +46 (0)31 337 1000, fax +46 (0)31 337 2832, www.skf.com